United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Vale clarifies on documentation required for Shareholders’ Meetings

Rio de Janeiro, October 4th, 2017 — Vale (Vale S.A.) clarifies that — given the fact that an incorrect information was exchanged between J.P. Morgan, a third-party, acting as custodian agent for foreign investors in Brazil, and Broadridge Investor Communication Solutions, Inc. and its clients, regarding Vale’s documentation requirements — it does not require notarization and/or consularization on any documents for participation in person or by proxy on its Shareholders’ Meetings. Vale also does not require sworn translation of documents in English or Spanish.

These requirements are in place since the Extraordinary Shareholders’ Meeting (ESM) held on June 27th, 2017, when Vale adopted more flexibility in the documentation process. The same flexibility not only will be applied for both the Extraordinary Shareholders’ Meeting and the Special Class A Preferred Shareholders’ Meeting to be held on October 18th, 2017, but also Vale will accept all documents already submitted by shareholders for the ESM held on June 27th, 2017 as long as the documents, including the power of attoney (PoA), are still valid on October 18th, 2017.

Other information regarding the procedures and documentation necessary for participation in the Shareholders’ Meetings can be found in the Manuals for Participation, available to shareholders on Vale’s website (http://www.vale.com/brasil/en/investors/company/corporate-governance/notices-minutes-corporate-documents/pages/default.aspx) and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the B3 Brazilian Stock Exchange (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 04, 2017		Director of Investor Relations